UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated March 16, 2018

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F   \_\_\_\_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
\_\_\_\_\_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
\_\_\_\_\_

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Lonmin Plc
Incorporated in England and Wales
Registered in the Republic of South Africa
Registration number 1969/000015/10
JSE code: LON
Issuer Code: LOLMI & ISIN: GB00BYSRJ698
("Lonmin")


**Sibanye-Stillwater files with competition commission**

**Johannesburg, 16 March 2018.** Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) and Lonmin Plc ("Lonmin") advise that Sibanye-Stillwater has filed a submission with the South African competition authorities, with regard to the proposed acquisition of Lonmin which was announced on 14 December 2017 (the "Proposed Transaction"). As is required by the South African Competition Act No. 89 of 1998, the required stakeholders have also been duly notified.

Sibanye-Stillwater and Lonmin remain fully committed to the Proposed Transaction which they continue to expect to close in the second half of this year.

Neal Froneman, CEO of Sibanye-Stillwater, and Ben Magara, CEO of Lonmin, commenting on the filing, said: "We are delighted to have filed the submission with the South African competition authorities. The Proposed Transaction remains in the best interest of stakeholders and will create a leading mine-to-market producer of PGMs in South Africa."


Sibanye Stillwater contact:
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Lonmin Plc contact:
Tanya Chikanza
(Executive Vice President: Corporate
Strategy, Investor Relations and Corporate Communications)
Tel: +27 (0) 83 391 2859/+44 20 3908 1073
Email: ir@lonmin.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

**FORWARD LOOKING STATEMENTS**

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

**Additional Information**

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the securities law of any such jurisdiction.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

**Notes to editors**

Lonmin, which is listed on both the London Stock Exchange and the Johannesburg Stock Exchange, is one of the world's largest primary producers of PGMs. These metals are essential for many industrial applications, especially catalytic converters for internal combustion engine emissions, as well as their widespread use in jewellery.

Lonmin's operations are situated in the Bushveld Igneous Complex in South Africa, where more than 70% of known global PGM resources are located.

The Company creates value through mining, refining and marketing PGMs and has a vertically integrated operational structure - from mine to market. Underpinning the operations is the Shared Services function which provides high quality levels of support and infrastructure across the operations.

For further information please visit our website: http://www.lonmin.com

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 16, 2018

| | |
|---|---|
| By: | /s/ Charl Keyter |
| Name: | Charl Keyter |
| Title: | Chief Financial Officer |